

March 30, 2021

Christopher Mulgrew
Chief Financial Officer
Hawkeye Systems, Inc.
6605 Abercorn, Suite 204
Savannah, GA 31405

> **Re: Hawkeye Systems, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2020**
> **Forms 10-Q for the quarterly periods ended**
> **September 30, 2020 and December 31, 2020**
> **File No. 333-227029**

Dear Mr. Mulgrew:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2020

Item 9A. Controls and Procedures, page 34

1.   We note the disclosures provided related to management's annual report on internal control over financial reporting. However, your disclosures do not appear to address your conclusions as to your disclosure controls and procedures. Please amend the June 30, 2020 Form 10-K to further comply with the requirements of Item 307 of Regulation S-K. Please amend your subsequent Forms 10-Q for the quarterly periods ended September 30, 2020 and December 31, 2020 to provide the foregoing required disclosures therein as well. Please provide updated management certifications as appropriate with each amendment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences